UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of March 2007

_______________________

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

        Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release dated March 30, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED By: /s/ Mark Du Name: Mark Du Title: Chief Financial Officer

Dated:  March 30, 2007

Exhibit No	Description

1.	Press release dated March 30, 2007.

Exhibit 1

March 30, 2007
Englewood Cliffs, New Jersey
Company Contact: Mr. Mark Du
Telephone (201)-227-0680

JINPAN INTERNATIONAL LIMITED ANNOUNCED 2006 CONSOLIDATED FINANCIAL STATEMENT

Englewood Cliffs, NJ –March 30, 2007-JINPAN INTERNATIONAL LIMITED (AMEX SYMBOL: JST) today announced consolidated final results for the year ended December 31, 2006. For the year 2006, sales up 49% and net income up close to 60%.

Management Discussion and Analysis of Financial condition and result of operations

FINANCIAL RESULTS FOR THE FIRST TWELVE MONTHS ENDED DECEMBER 31, 2006

        Sales. Net sales increased RMB 215 million or approximately 49% from RMB438 million for the twelve months ended December 31, 2005 to RMB 653 million for the twelve months ended December 31, 2006. If the net sales is presented in US dollar, the sales would have increased approximately 53.5% from US$ 53.6 million for the year ended 2005 to US$82.3 million for the year ended 2006. The difference between RMB sales growth rate and US dollar sales growth rate is the result of foreign exchange rate fluctuation. The increase in sales was primarily due to the continuing expansion of our customer base and the increase in the selling price we passed to our customers due to higher costs of materials.

        Cost of goods sold. Cost of goods sold increased RMB 173 million or approximately 58% from RMB 298 million for the twelve months ended December 31, 2005 to RMB 471 million for twelve months ended December 31, 2006. Cost of goods sold as a percentage of sales increased by 4.21%, from 67.96% for the twelve months ended December 31, 2005, to 72.17% for the twelve months ended December 31, 2006. The increase was a result of worldwide price increases of raw materials associated with steel and copper during 2006.

        Gross Profit. Gross profit increased RMB 41 million or approximately 29.5% to RMB 182 million for twelve months ended December 31, 2006 from RMB 141 million for the twelve months ended December 31, 2005. As a percentage of sales, gross profit decreased from 32.04% to 27.83% for the twelve months ended December 31, 2006. This decrease also resulted from the aforementioned raw material price increase.

        Selling and Administrative. Selling and Administrative expenses increased RMB 16.4 million or approximately 18.6% from RMB 88.3million for the twelve months ended December 31, 2005, to RMB 104.7 million for the twelve months ended December 31, 2006. As a percentage of sales, Selling and Administrative expenses decreased from 20.15% to 16.03% for the twelve months ended December 31, 2006. This was primary the result of cost control in selling and traveling expense.

        Net Income. Net Income increased RMB 22 million or approximately 59.7% from RMB 37 million for the twelve months ended December 31, 2005 to RMB 59 million for the twelve months ended December 31, 2006. If the net income is presented in US dollar, the net income would have increased approximately 64.3% from US$ 4.5 million for the year ended 2005 to US$ 7.4 million for the year ended 2006. The difference between RMB net income growth rate and US dollar net income growth rate is also due to foreign exchange rate fluctuation. As a percentage of sales, net income increased from 8.46 % in the twelve months ended December 31, 2005, to 9.06% for the twelve months ended December 31, 2006.

        Earning Per Common Basic earning per share increased RMB3.23(US$0.42) or approximately 60% from RMB 5.7(US$0.7) for the twelve months ended December 31, 2005 to RMB8.93(US$1.12) for the twelve months ended December 31, 2006.

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets

	December 31
	2006	2006	2005
	US$	RMB	RMB
Assets	(In thousands, except number of shares and per share data)
Current assets:
Cash and cash equivalents	34,115	266,393	63,417
Investment available for sale	193	1,506	1,313
Notes Receivable	963	7,521	7,262
Accounts receivable, net	25,467	198,868	170,732
Inventories	18,589	145,153	107,320
Prepaid expenses	4,638	36,215	18,012
Other receivables	714	5,575	7,863

Total current assets	84,679	661,231	375,919
Property, plant and equipment, net	4,155	32,446	31,459
Construction in progress	1,717	13,405	2,983
Deferred tax assets	101	788	836

Total assets	90,652	707,870	411,197

Liabilities and Shareholders' Equity
Current liabilities:
Short term bank loans	5,989	46,763	36,231
Accounts payable	6,181	48,270	23,953
Notes Payable	1,062	8,294
Income tax	587	4,583	-
Advance from customers	3,659	28,570	26,389
Other payable	9,325	72,813	59,617

Total current liabilities	26,803	209,293	146,190
Minority interest	1,061	8,285	6,200
Shareholders' equity:
Common stock, US$0.009 par value:
Authorized shares - 20,000,000
Issued and outstanding shares - 8,171,617 in 2006
And 6,708,946 in 2005	73	602	499
Convertible preferred stock, US$0.009 par value:
Authorized shares - 1,000,000
Issued and outstanding shares - 6,111 in 2006
And 2005, 6% p.a	-	1	1
Additional paid-in capital	34,556	274,779	87,535
Reserves	3,595	29,132	21,870
Retained earnings	24,267	192,674	155,799
Accumulated other comprehensive income	1,115	(160)	(118)

	63,606	497,028	265,586
Less: Treasure shares at cost, common stock-208,470 in 2006 and 212,470 in 2005	(818)	(6,736)	(6,779)

Total shareholders' equity	62,788	490,292	258,807

Total liabilities and shareholders' equity	90,652	707,870	411,197

Jinpan International Limited and Subsidiaries
Consolidated Statements of Income
For the Twelve Months Ended December 31, 2006

	Twelve Months Ended December 31,
	2006	2006	2005
	US$	RMB	RMB
	(In thousands, except per share data)
Net sales	82,270	653,208	438,219
Other income	636	5,052	2,711

	82,906	658,260	440,930
Costs and expenses:
Cost of products sold	(59,372)	(471,403)	(297,818)
Selling and administrative	(13,191)	(104,738)	(88,311)
Interest expenses	(281)	(2,231)	(1,499)

	(72,844)	(578,372)	(387,628)

Income before income taxes	10,062	79,888	53,302
Income taxes	(1,372)	(10,891)	(8,744)

Income before minority interest	8,690	68,997	44,558
Minority interest	(1,235)	(9,803)	(7,482)

Net income	7,455	59,194	37,076

Earnings per share
-Basic	US$1.12	RMB8.93	RMB5.70

-Diluted	US$1.11	RMB8.80	RMB 5.58

Weighted average number of shares
-Basic	6,625,726	6,625,726	6,499,898
-Diluted	6,728,915	6,728,915	6,640,396

Jinpan International Limited and Subsidiaries

Consolidated Statements of Cash Flows
For the Twelve Months Ended December 31, 2006

	US$	RMB
Operating activities
Net income	7,455	59,194
Adjustments to reconcile net income to
net cash provided by/(used in) operating activities:
Depreciation	928	7,372
Deferred income taxes	6	48
Provision for doubtful debts	(88)	(698)
Loss/(Gain) on disposal of fixed assets	(13)	(106)
Minority interest	1,235	9,803
Changes in operating assets and liabilities
Accounts receivable	(3,456)	(27,438)
Notes receivable	(33)	(259)
Inventories	(4,765)	(37,833)
Prepaid expenses	(2,293)	(18,204)
Other receivables	264	2,098
Accounts payable	3,063	24,317
Notes Payable	1,045	8,294
Income tax	577	4,584
Advance from customers	275	2,181
Other Payable	1,662	13,196

Net cash provided by/(used in) operating activities	5,863	46,549
Investing activities
Purchases of property, plant and equipment	(1,361)	(10,809)
Proceeds from sales of property, plant and equipment	20	155
Payment for construction in progress	(1,313)	(10,422)

Net cash provided by (used in) investing activities	(2,654)	(21,076)
Financing activities
Proceeds from bank loan	15,402	122,288
Repayment of bank loan	(14,075)	(111,756)
Acquisition of treasury stock	-	-
Proceeds from issued shares	23,299	184,986
Proceeds from exercise of stock options	303	2,403
Decrease in dividend payable to minority shareholders	(972)	(7,718)
Dividends paid	(1,594)	(12,658)

Net cash provided by/(used in) financing activities	22,363	177,545
Effect of exchange rate changes on cash	686	(42)

Net increase/(decrease) in cash and cash equivalents	26,258	202,976
Cash and cash equivalents at beginning of year	7,857	63,417

Cash and cash equivalents at end of year	34,115	266,393

Interest paid	271	2,150
Income taxes paid	750	5,957

1.	Organization

Jinpan International Limited (the “Company”) was incorporated under the laws of the British Virgin Islands on April 3, 1997.

As of December 31, 2006, the Company had direct interests in the following subsidiaries:

Name of Entity	Date of Establishment	Percentage of Equity Interest Attributable to the Company	Paid-up Capital	Principal Activities
Hainan Jinpan	June 3, 1997	85%	RMB21,520,000	Manufacturing and
Electric Co., Ltd.				sale of cast resin
("Jinpan JV" )				transformers
Jinpan International	February 18,	100%	US$10,000	Marketing of cast
(USA) Limited	1998			resin transformers
("Jinpan USA")

The Company, Hainan Jinpan Electric Co., Ltd. Jinpan JV and Jinpan International (USA) Limited are hereinafter collectively referred to as the "Group".

2.	Basic of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). This basis of accounting differs from that used in the statutory financial statements of Jinpan JV, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to foreign investment enterprises as established by the Ministry of Finance of China.

The functional currency of the Company is Renminbi (“RMB”), the national currency of China. Solely for the convenience of the reader, the financial statements have been translated into United States dollars (“US$”) using PBOC rate of RMB7.81 to US$1, the prevailing rate on December 31, 2006. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at this rate or any other.

3.	Accounts Receivable

Accounts receivables, which generally have 30-120 day terms, are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable and a general provision of a certain percentage is established based on the age status of receivables. This percentage is based on a collective assessment of historical collection, write-off experience, current economic trends, and changes in our customer payment terms and other factors that may affect our ability to collect.

Accounts receivable comprised:

	2006	2006	2005
	US$	RMB	RMB
	(In thousands)
Accounts receivable - trade	26,738	208,790	181,351
Less: provision for doubtful debts	(1,271)	(9,922)	(10,619)

Accounts receivable, net	25,467	198,868	170,732

4.	Inventories

Inventories are priced at the lower of cost or market value. Market value represents the net realizable value for inventories. Cost is determined using the weighted-average cost method.

Inventories comprised:

	2006	2006	2005
	US$	RMB	RMB
	(In thousands)
Finished products	9,596	74,923	38,061
Products in process	2,440	19,058	13,382
Raw materials	6,703	52,339	57,044

	18,739	146,320	108,487
Less: provision for inventories	(150)	(1,167)	(1,167)

Inventories	18,589	145,153	107,320

5.	Fixed Assets

	2006	2006	2005
	US$	RMB	RMB
	(In thousands)
Buildings	1,693	13,214	12,951
Machinery and equipment	7,200	56,216	50,596
Motor vehicles	1,790	13,981	9,637
Furniture, fixtures and office equipment	544	4,252	4,400

	11,227	87,663	77,584
Less: accumulated depreciation	(7,072)	(55,217)	(46,125)

	4,155	32,446	31,459

6.	Paid Dividend

On January 17, 2006, the Board of Directors the Group declared a cash dividend of US$.24 per share of common stock for the year 2006. The Group made the first distribution of US$.12 per share on February 28, 2006, to shareholders of record on February 10, 2006. The Group made the second distribution of US$.12 per share on August 24, 2006 to shareholders record on August 10, 2006.

7.	Earning Per Common and Common Equivalent Share

Basic earnings per share for the twelve months ended December 31, 2006 was computed by dividing net income of RMB 59,194,330 by the weighted average number of 6,625,726 shares of common stock outstanding. Diluted earnings per share for the twelve months ended December 31, 2006 was computed by dividing net income of RMB 59,194,330 by the weighted average number of shares of common stock outstanding. Reconciliation of the denominator is as follows:

December 31, 2006
Denominator for basic earning per share-
Weighted average shares	6,625,726
Effect of dilutive securities:
Convertible preferred stock	6,111
Exercisable stock option	97,078

Denominator for diluted earnings per share- Adjusted weighted average shares and assumed conversions	6,728,915

Liquidity and Capital Resources

Historically, we financed our operations principally through cash generated from our operations, bank borrowings and securities offerings.

We have a credit facility of RMB48.4 million with the Nan Yan Commercial Bank. The letter of credit under this credit facility is guaranteed by Jinpan International Ltd., bearing interest at a weighted average rate of 5.92% per annum for the twelve months ended December 31, 2006. We also have an unsecured credit facility from Bank of China for the total credit line of RMB 35 million. As of December 31, 2006, the total bank loan amount was RMB 46.7million.

On December 31, 2006, we had working capital of RMB452 million compared to RMB229.7 million at December 31, 2005. This increase is due to an increase in cash from private equities investors, Accounts Receivable and inventories. At December 31, 2006, we had approximately RMB266 million (US$34 million)in cash and cash equivalents as compared to RMB63.4 million(US$7.8 million) at December 31, 2005. The increase in cash and cash equivalent of RMB 202.6 million was mainly due to issue new shares to private investors of RMB 185 million, cash generated from operating activities of RMB 46.5 Million, and payment of capital expenditures of RMB 21 million.

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.